Exhibit 12

Ratio of Earnings to Fixed Charges – CL&P
(Thousands of Dollars)

	Six Months Ended June 30, 2004 (unaudited)	Year Ended December 31,

		2003	2002	2001	2000	1999

Net income (loss)	46,258	6 8,908	85,612	109,803	148,135	(13,568)
Income tax expense	22,419	25,421	66,866	84,901	100,054	85,138
Equity in earnings of regional nuclear generating and transmission companies	22	(1,776)	(5,982)	(1,128)	(8,246)	(1,506)
Minority interest	—	—	—	3,100	9,300	9,300
Fixed charges, as below	60,857	122,680	133,050	134,829	120,200	170,652

Total earnings, as defined	129,556	215,233	279,546	331,505	369,443	250,016

Fixed charges, as defined:
Interest on long-term debt	20,245	39,815	41,332	56,527	89,841	127,533
Interest on rate-reduction bonds	32,718	70,284	75,705	60,644	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	993	2,081	2,229	2,374	2,765	5,201
Other interest	1,905	508	3,925	3,958	9,025	10,918
Rental interest factor – capital	1,000	2,000	2,000	3,400	7,900	9,400
Rental interest factor - 1/3 operating	1,217	2,433	2,300	2,367	3,267	4,767
Preference security dividend requirements of consolidated subsidiaries	2,779	5,559	5,559	5,559	7,402	12,833

Total fixed charges, as defined	60,857	122,680	133,050	134,829	120,200	170,652

Ratio of Earnings to Fixed Charges	2.13	1.75	2.10	2.46	3.07	1.47